Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, William Robert Benson, certify that the financial statements of Palouse Ag-Drone Services LLC included in this Form C offering are true and complete in all material respects.

Palouse Ag-Drone Services LLC was not in existence for the previous tax years and does not have income tax returns for any previous years.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

William R. Benson

Owner

24 September 2018

Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.

Palouse Ag-Drone Services LLC
Balance Sheet as of Sep 28, 2018

"UNAUDITED"

ASSETS

Current Assets

Cash in the bank	$	34.83
Accounts Receivable	$	-
Inventory and Supplies	$	-
Pre-paid Expenses	$	-
Other	$	-
Total	**$**	**34.83**

Fixed Assets

Machinery & Equipment , sUAV, DJI Phantom 4 Pro	$	1,800.71
Drone Support Equipment	$	1,267.84
Other	$	-
Total	**$**	**3,068.55**

Total Assets	**$**	**3,103.38**

LIABLITIES

Current Liabilities

Accounts Payable	$	-
Taxes Due	$	-
Notes Payable	$	-
Interest Payable	$	-
Insurance, Business	$	-
Current Portion of Long Term Debt	$	-
Other	$	
Total	**$**	**-**

Long Term Liabilities

Bank Loans	$	-
Notes Payable to Stockholders	$	-
Other	$	-
Total	**$**	**-**

Owners' Equity/Net Worth

Invested Capital	$	3,103.38
Retained Earnings	$	
Total	**$**	**3,103.38**

Total Liabilities and Equity/Net Worth	**$**	**3,103.38**